Mail Stop 0407

      							June 16, 2005

Mr. John Garrison
Chief Financial Officer
ICOP Digital, Inc.
11011 King Street, Suite 260
Overland Park, KS  66210

	RE:	ICOP Digital, Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2004 Filed April 6, 2005, as amended June 9, 2005

      Form 10-QSB for the Fiscal Quarter ended March 31, 2005
		File No. 0-27321

Dear Mr. Garrison:

      We have reviewed your amendment and supplemental response letter dated June 9, 2005 as well as your filing and have the following comments. As noted in our comment letter dated May 18, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.


Form 10-K for Fiscal Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page F-2

1. We note that your report of independent registered public accounting firm and consent of independent registered public accounting firm provided in Exhibit 23.1 does not reference the restated financial statements and is dated prior to the restatement.
Please revise to update the date of the report and consent.

Statement of Operations, page F-4

2. We note your response to comment 2 and your restatement of earnings per share; however, we also note that you did not change the number of shares issued and outstanding through out the rest of your financial statements. Please revise or advise.

Note 7: Shareholders` Equity, page F-15

3. We note your response to comment 1 which states that you concluded there was no beneficial conversion feature at the commitment date. You also state that during the period from January to March 2004 when the preferred stock was purchased, the Company`s common shares were not actively traded and there were no sales of common stock within six months before the preferred stock offering. However, we also note in the second paragraph on page F-16 of your amended 10-KSB that in 2004 you issued 415,000 shares of common stock for a total of $395,000. The shares of common stock were sold under a private offering memorandum relating to the private offering of up to 2 million shares of commons stock at $1.00 per share. In this regard tell us the following:
* Tell us the date of issuance for the 415,000 common shares.
* Provide us with a chronological schedule of convertible preferred stock issued during the year ended December 31, 2004. Include the issuance date, conversion price, and the fair value of your common stock at the issuance date. Explain how you determined the fair value of your common stock at each issuance date. Refer to paragraph
5 and footnote 3 of EITF 98-5.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. In addition, you should make corresponding changes to the pending registration statement on Form SB-2 to the extent applicable. You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371 or Ivette Leon,
Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3810 if you have any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
??

??

??

??

Mr. John Garrison
ICOP Digital, Inc.
June 16, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE